Exhibit 99.1
GERDAU AMERISTEEL CORPORATION
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
August 24, 2010
To the securities regulatory authorities of
each of the Provinces and Territories of
Canada
The following describes the matter voted upon and the outcome of the vote at the special meeting (the “Meeting”) of shareholders (“Shareholders”) of Gerdau Ameristeel Corporation (the “Company”) held on August 24, 2010 in Toronto, Ontario. The matter set out below is described in greater detail in the Notice of Special Meeting and Management Proxy Circular of the Company dated July 7, 2010, as supplemented by a Supplemental Information Statement dated August 13, 2010 (together with the Notice of Special Meeting and Management Proxy Circular, the “Circular”).
Approval of Plan of Arrangement
The special resolution, as set out in Exhibit A to the Circular (the “Special Resolution”), approving a plan of arrangement under the Canada Business Corporations Act involving, among other things, the indirect acquisition by Gerdau S.A. of all of the issued and outstanding common shares of the Company not already owned, directly or indirectly, by it for US$11.00 in cash per share was approved.
The Special Resolution was approved by more than two-thirds of the votes cast by all Shareholders of the Company present in person or represented by proxy at the Meeting, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
368,503,141	93.07%	27,459,610	6.93%

The Special Resolution was also approved by a majority of the votes cast by minority Shareholders, being Shareholders other than Gerdau S.A. and its related parties, present in person or represented by proxy at the Meeting, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
76,741,115	73.65%	27,459,610	26.35%

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Toronto, Ontario, August 24, 2010

Gerdau Ameristeel Corporation
“Robert E. Lewis”
Robert E. Lewis Vice President, General Counsel, Corporate Secretary Gerdau Ameristeel Corporation

[Signature Page to Report of Voting Results]